UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Mr. Kangbin Zheng

On March 3, 2023, Mr. Kangbin Zheng (“Mr. Zheng”) notified CN Energy Group. Inc. (the “Company”) of his resignation as a director, the chairman of the board of directors (the “Board”), and the Chief Executive Officer of the Company, effective as of March 3, 2023. Mr. Zheng has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Ms. Xinyang Wang as a Director, the Chairwoman of the Board, and the Chief Executive Officer

To fill in the vacancy created by the resignation of Mr. Zheng, on March 3, 2023, the Nominating and Corporate Governance Committee of the Board recommended, and the Board appointed, Ms. Xinyang Wang to serve as a director, the chairwoman of the Board, and the Chief Executive Officer of the Company, effective March 3, 2023.

Ms. Xinyang Wang, age 25, has served as the Secretary of the Board of the Company, since July 2021. Ms. Wang received a Bachelor of Arts degree in Mathematics and a Bachelor of Science degree in Computer Science from Indiana University Bloomington in May 2020. She later received a Master of Science degree in Financial Technology from the Chinese University of Hong Kong in November 2021.

On March 3, 2023, the Company and Ms. Wang entered into an employment agreement (the “Employment Agreement”), pursuant to which Ms. Wang will be compensated at a rate of RMB500,000 (approximately $72,800) per year, payable in cash at the end of each month. The Employment Agreement contains customary confidentiality, non-solicitation, and indemnification provisions. The foregoing summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, a copy of which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K.

There are no family relationships between Ms. Wang and any director of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Wang and any other person pursuant to which she was appointed as the Chief Executive Officer.

Exhibit No.	Description
10.1	The Employment Agreement dated March 3, 2023 by and between the Company and Xinyang Wang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN ENERGY GROUP. INC.

By:	/s/ Xinyang Wang
Xinyang Wang
Chief Executive Officer

Date: March 3, 2023

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